FORM 4	OMB APPROVAL

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	OMB Number:	3235-0287
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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*			2. Issuer Name and Ticker or Trading Symbol		6. Relationship of Reporting Person(s) to Issuer
(Check all Applicable)
					[X] Director	[ ] 10% Owner
Geller Marshall S.			Concepts Direct, Inc.: CDIR		[ ] Officer (give title below)	[ ] Other (specify below) Chairman of the Board

(Last)	(First)	(Middle)	3. IRS or Social Security	4. Statement for
			Number of Reporting	Month/Year 06/2002
433 North Camden Drive, Fifth Floor			Person (Voluntary)
(Street)				5. If Amendment, Date of Original)	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person
Beverly Hills, California 90210				(Month/Year)	[ ] Form filed by More than One Reporting Person

(City)	(State)	(Zip)

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

		Code	V	Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).	SEC 1474 (7-97)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

FORM 4 (continued)

TABLE II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)

			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Common Stock Purchase Warrant (right to buy)	$0.10	4/26/02	P		275,000		7/26/02	4/26/09	Common Stock	275,000(1)	$1.85(2)	275,000	I	(3)

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.	/s/ Marshall S. Geller	6/10/2002
	**Signature of Reporting Person	Date
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

(1) Issuable upon exercise of the warrant.

(2) St. Cloud paid a purchase price of $1.94 per share for each share of Common Stock issuable upon exercise of the warrant, but $0.09 of such purchase price per share was an advance with respect to the exercise price per share of the warrant.
(3) St. Cloud Capital Partners, LP, a Delaware limited partnership (“St. Cloud”), is the direct beneficial owner of 275,000 shares of Common Stock (issuable upon exercise of the warrant). Mr. Geller, as a co-founder and senior manager of St. Cloud, shares the power to vote or to direct the vote and dispose or to direct the disposition of such securities. Mr. Geller expressly disclaims beneficial ownership of such securities held by St. Cloud.